Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

June 1, 2018

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

Attn: Jay Williamson, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	Triangle Capital Corporation

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

filed on May 17, 2018

File No. 814-00733

Dear Mr. Williamson:

On behalf of Triangle Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on May 25, 2018 relating to Amendment No. 1 to the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00733), filed with the SEC on May 17, 2018 (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where indicated, revised disclosure has been included in the Definitive Proxy Statement on Schedule 14A filed by the Company on the date hereof (the “Definitive Proxy Statement”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Preliminary Proxy Statement. Unless otherwise noted, references to page numbers herein refer to the page numbers of the Preliminary Proxy Statement.

1.	The Staff notes the Company’s response to Comment 15 in the Company’s response letter, dated May 17, 2018 (the “Prior Response Letter”), to the oral comments provided by the Staff to the Company on May 2, 2018 relating to the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00733), filed with the SEC on April 18, 2018, and requests additional information. Briefly explain to the Staff why the actions the Company has taken with regard to the Maryland Business Combination Act are consistent with the Staff’s position with respect to Section 18(i) and Section 61 of the Investment Company Act of 1940, as amended (the “1940 Act”), as set forth in Boulder Total Return Fund, Inc. (SEC No-action Letter pub. avail. Nov. 15, 2010) (the “Boulder No-Action Letter”).

Response: The Company has reviewed the Staff’s published position in the Boulder No-Action Letter with respect to Section 18(i) and Section 61 of the 1940 Act and confirms that the Company’s actions with regard to the Maryland

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Mr. Jay Williamson June 1, 2018 Page 2

Business Combination Act (the “MBCA”) are consistent with such position. In this regard, the Company notes that the Staff’s position in the Boulder No-Action Letter relates to the Maryland Control Share Acquisition Act (the “MCSAA”) and that the Boulder No-Action Letter makes no mention of the MBCA. In particular, the Staff stated in the Boulder No-Action Letter that it believes “the use of the [MCSAA by a fund] to restrict the ability of certain shareholders to vote ‘control shares’ . . . would be inconsistent with the fundamental requirements of Section 18(i) of the [1940] Act that every share of stock issued by [such fund] be voting stock and have equal voting rights with every other outstanding voting stock.”

The MCSAA provides that “[h]olders of control shares acquired in a control share acquisition have no voting rights with respect to control shares except to the extent approved by the stockholders at a meeting . . . by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.” Thus, according to the Staff’s position in the Boulder No-Action Letter, the MCSAA’s provisions are inconsistent with the equal voting rights requirement under Section 18(i) of the 1940 Act and nullify “the voting rights of an acquiring person with respect to control shares . . . because such acquiring person would no longer presently be entitled to vote such shares for the election of directors,” which the Staff states is a right to which every share of stock issued by an investment company must entitle the owner of such share.

In contrast to the MCSAA’s disenfranchisement of holders of control shares, the provisions of the MBCA do not restrict the ability of any stockholder to vote generally in the election of directors or otherwise. Rather, the MBCA prohibits for a period of five years any “business combination” between the Maryland corporation and any “interested stockholder,” which is generally defined as the beneficial owner of at least ten percent of the voting power of the outstanding stock of the corporation (i.e., the MBCA prohibits a “second-step freeze-out transaction”). In addition, among other non-voting-related items, after the five-year moratorium period, the MBCA requires that, in addition to any other vote required by law or a Maryland corporation’s charter, a “business combination” must be recommended by the board of directors and approved by the affirmative vote of at least (1) 80% of all the votes entitled to be cast by outstanding shares of voting stock, voting together as a single voting group, and (2) two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by an “interested stockholder” who is (or whose affiliate is) a party to the business combination or by an affiliate or associate of the interested stockholder, voting together as a single group.

During the five-year moratorium, the MBCA simply prohibits a corporation’s business combination with an interested stockholder; it has no effect on the voting rights of stockholders vis-à-vis each other. Even after the five-year moratorium, the MBCA has no effect on the general voting rights of the interested stockholder. Rather, opting into the MBCA’s provisions serves to increase the voting threshold for entering into a business combination with an interested stockholder.

In conclusion, unlike the MCSAA, the Company advises the Staff that an “interested stockholder” in a corporation that has opted into the MBCA still has the right to vote its shares on all matters on which other holders of voting stock

Mr. Jay Williamson June 1, 2018 Page 3

in such corporation may vote. In addition, the Company advises the Staff that the Company is aware of multiple instances in which the Staff has issued a comment to a business development company subject to the provisions of the MBCA setting forth the Staff’s position that it would be inconsistent with Section 18(i) of the 1940 Act for such Maryland-incorporated fund to opt-in to the provisions of the MCSAA, while remaining silent as to the fact that the relevant company is also subject to the MBCA. In light of the foregoing, the Company believes that the Staff’s concerns relating to the MCSAA as expressed in the Boulder No-Action Letter do not arise in the context of the MBCA.

2.	The Staff notes the Company’s response to Comment 19 in the Prior Response Letter and the disclosure added to page 64. The Staff believes this information is material to a stockholder’s voting and investment decision and should be disclosed in the Summary Term Sheet where the Company describes the Asset Purchase Agreement. Please revise the disclosure as appropriate.

Response: The Company has revised the disclosure on page 3 of the Definitive Proxy Statement in response to the Staff’s comment.

3.	The Staff notes the Company’s response to Comment 24 in the Prior Response Letter and the revised disclosure on page 74. As previously requested, if significant competitors were excluded from the Selected Companies Analysis, please explain why they were excluded.

Response: Houlihan Lokey has advised the Company that it did not exclude from its Selected Companies Analysis any companies that it considered a significant direct competitor of the Company.

4.	The Staff notes the Company’s response to Comment 51 in the Prior Response Letter and the revised disclosure on page 145 and requests clarification. In this respect, the disclosure describing Barings’ incentive to incur leverage to achieve the incentive fee should be revised to reflect the fact that the portfolio earns investment income on gross assets, while the hurdle is based on invested capital, and borrowings increase one without increasing the other. Please clarify as appropriate.

Response: The Company has revised the disclosure on pages 33 and 145 of the Definitive Proxy Statement in response to the Staff’s comment.

5.	The Staff refers to the disclosure on page 111 under “Trading Plan; Open Market Purchases” and similar disclosure throughout the Preliminary Proxy Statement. Please clarify the legitimate purpose behind the Trading Plan.

Response: Given the transition from an internally managed business development company to an externally managed business development company and the transition of the Company’s portfolio, the Company and Barings believe it is important to demonstrate an alignment of Barings’ interest with the Company’s stockholders and an emphasis on supporting the Company’s stock price during the transition period. Barings has advised the Company that the Trading Plan will be structured to require that all trades be made in strict compliance with all applicable rules and regulations, including regulations

Mr. Jay Williamson June 1, 2018 Page 4

governing market manipulation. As such, the Trading Plan will require trades to be made in compliance with the safe harbor provided by Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

6.	With regard to the Trading Plan, please commit to filing with the SEC a current report on Form 8-K once the plan is adopted with details about the plan, including its start date and termination date, and attach the Trading Plan as an exhibit thereto.

Response: The Company advises the Staff that Barings has confirmed that it will coordinate with the Company to file with the SEC a current report on Form 8-K disclosing the requested information and will include the Trading Plan as an exhibit thereto.

7.	The Staff refers to the sixth bullet point on page 64, under the heading entitled “Reasons for the Transactions.” The disclosure added in response to Comment 20 of the Prior Response Letter appears to be inaccurate as the Purchase Price paid under the Asset Purchase Agreement is not being paid to the Company’s stockholders. Please revise the disclosure or advise the Staff as appropriate.

Response: The Company has revised the disclosure on page 64 of the Definitive Proxy Statement in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Harry Pangas at (202) 383-0805.

Sincerely,

/s/ Steven Boehm
Steven Boehm

cc:	E. Ashton Poole, Triangle Capital Corporation

Steven C. Lilly, Triangle Capital Corporation

C. Robert Knox, Jr., Triangle Capital Corporation

Harry Pangas, Eversheds Sutherland (US) LLP